NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM



Michael V. Seiden, M.D., Ph.D.

Senior Vice President and Chief Medical Officer, McKesson Specialty Health and The US Oncology Network

Director, Nemucore Medical Innovations, Inc.

Michael V. Seiden, M.D., Ph.D., is Chief Medical Officer for McKesson Specialty Health and The US Oncology Network. He is responsible for leading the development of a clinical care delivery system that integrates community physician care with the clinical, operational and technological expertise of McKesson Specialty. As the most senior physician leader for the organization, Dr. Seiden oversees the organization's clinical strategy and physician engagement strategy.

Dr. Seiden's extensive experience spans patient care, research and operations. Previously, Dr. Seiden served as the CEO and President of Fox Chase Cancer Center, a National Cancer Institute-designated Comprehensive Cancer Center research facility and hospital in Philadelphia, Penn., and one of the top-ranked cancer programs in the country. Under his leadership, Fox Chase withstood immense financial pressure and merged with Temple University Health system, further positioning it for long-term success as a premier cancer research and medical facility.

Prior to Fox Chase, Dr. Seiden spent many years practicing at Massachusetts General Hospital, where he served as Chief of the Clinical Research Unit, Cancer Science Division, and as Associate Professor in Medicine at Harvard University. At Massachusetts General Hospital, he launched its first-ever gynecologic cancer research initiative, which was later extended to partner affiliates Dana Farber Cancer Institute, Brigham and Women's Hospital, and Beth Israel Hospital to become one of the largest gynecological cancer research programs in the country. In 1995, Dr. Seiden was named Chair of the Clinical Research Committee for the Gynecologic Cancer Program within the Dana Farber / Harvard Cancer Center. He has been a practicing oncologist for more than 20 years.

A nationally known expert on ovarian cancer, Dr. Seiden received his bachelor's degree from Oberlin College and his medical and Ph.D. degrees from Washington University. He completed his residency at Massachusetts General Hospital, his fellowships in medical oncology and bone marrow transplant at Dana Farber Cancer Institute, and his post-doctoral fellowship at Brigham and Women's Hospital, Department of Pathology. He is currently based in The Woodlands, Texas.